UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALERES, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALERES, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Caleres, Inc. 401(k) Savings Plan
Financial Statements and Schedule
Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Caleres, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Caleres, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose or expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Caleres Inc. 401(k) Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ UHY LLP

St. Louis, Missouri
June 14, 2016

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Caleres, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Caleres, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 11, 2015

Caleres, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2015			December 31, 2014
	Non - Participant - Directed	Participant - Directed	Total	Non - Participant - Directed	Participant - Directed	Total
Assets:
Cash	$—	$—	$—	$135,371	$—	$135,371

Investments - at fair value (Note 3):	53,447,995	130,574,426	184,022,421	65,694,397	132,114,635	197,809,032

Receivables:
Employer contributions	128,017	—	128,017	—	—	—
Employee contributions	—	251,976	251,976	—	—	—
Notes receivable from participants	—	3,376,349	3,376,349	—	3,420,817	3,420,817
Total receivables	128,017	3,628,325	3,756,342	—	3,420,817	3,420,817

Total assets	53,576,012	134,202,751	187,778,763	65,829,768	135,535,452	201,365,220

Liabilities:
Excess contributions payable	—	375,739	375,739	—	355,459	355,459
Total liabilities	—	375,739	375,739	—	355,459	355,459

Net assets available for benefits	$53,576,012	$133,827,012	$187,403,024	$65,829,768	$135,179,993	$201,009,761

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended			Year Ended
	December 31, 2015			December 31, 2014
	Non - Participant - Directed	Participant - Directed	Total	Non - Participant - Directed	Participant - Directed	Total

Additions:

Contributions:
Employer contributions	$3,827,593	$—	$3,827,593	$3,910,798	$—	$3,910,798
Employee contributions	—	8,646,972	8,646,972	—	8,763,166	8,763,166
Rollovers	—	897,196	897,196	—	361,851	361,851
Total contributions	3,827,593	9,544,168	13,371,761	3,910,798	9,125,017	13,035,815

Interest income on notes receivable from participants	—	133,319	133,319	—	150,298	150,298

Investment income (loss):
Dividends	537,165	2,010,476	2,547,641	586,838	1,623,198	2,210,036
Net realized and unrealized (loss) gain on investments	(10,081,421)	(3,018,539)	(13,099,960)	7,594,753	6,787,993	14,382,746
Total investment (loss) income	(9,544,256)	(1,008,063)	(10,552,319)	8,181,591	8,411,191	16,592,782

Total additions	(5,716,663)	8,669,424	2,952,761	12,092,389	17,686,506	29,778,895

Deductions:
Benefits paid to participants	4,548,174	11,643,082	16,191,256	6,936,228	22,735,410	29,671,638
Administrative and other expenses	143,111	225,131	368,242	256,217	250,734	506,951
Total deductions	4,691,285	11,868,213	16,559,498	7,192,445	22,986,144	30,178,589

Net (decrease) increase	(10,407,948)	(3,198,789)	(13,606,737)	4,899,944	(5,299,638)	(399,694)

Participant transfer (out of)/in to funds	(1,845,808)	1,845,808	—	(3,742,073)	3,742,073	—

Net assets available for benefits at beginning of year	65,829,768	135,179,993	201,009,761	64,671,897	136,737,558	201,409,455

Net assets available for benefits at end of year	$53,576,012	$133,827,012	$187,403,024	$65,829,768	$135,179,993	$201,009,761

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.  Description of the Plan
On May 28, 2015, the shareholders of Brown Shoe Company, Inc. approved a rebranding initiative that changed the name of the company to Caleres, Inc. (the "Company"). In conjunction with the rebranding initiative, the Brown Shoe Company, Inc. 401(k) Savings Plan was amended and renamed the Caleres, Inc. 401(k) Savings Plan (the "Plan"). The following description of the Plan provides only general information about the Plan’s provisions. The Company is the plan sponsor. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.
General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of the Company and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment. Employees projected to earn compensation equal to or in excess of $100,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have completed at least 1,000 hours of employment. If, however, the employee was a former participant of the Plan who is re‑employed, they are eligible to become a participant in the Plan on the date of re‑employment. The Administration Committee is responsible for the general administration of the Plan. Wells Fargo is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants are allowed to contribute from two percent to 30 percent of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than the Caleres, Inc. Stock Fund, in one percent increments.
The Company matches 75 percent of the first two percent and 50 percent of the next four percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock within the Caleres, Inc. Stock Fund.
Contributions of participants and matching employer contributions are remitted by the Company to the trustee on a bi-weekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer’s matching contribution portion of their accounts plus actual earnings thereon occurs if: (1) the participant’s employment is terminated on account of their death, (2) the participant’s employment is terminated on account of their disability, (3) the participant completes

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2015 and 2014

at least three years of service with the Company, (4) the participant’s employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.
Forfeitures
Forfeitures of non-vested employer matching contributions plus actual earnings thereon are used to reduce future employer contributions. During the years ended December 31, 2015 and 2014, forfeitures of $128,674 and $407,417, respectively, were used to reduce employer contributions.
Notes Receivable from Participants
Participants may borrow from their fund accounts, excluding employer matching contributions held in the Caleres, Inc. Stock Fund, a minimum of $1,000 up to a maximum of (1) $50,000, adjusted for loan activity in the prior 12 months, or (2) 50 percent of the participant’s account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with current lending rates and are fixed for the term of the loan. For loans initiated after April 1, 2007, the Plan charges a monthly fee per loan to the participant’s account in each month that a loan is outstanding. Principal and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.
Participant Transfers
Participants may transfer their existing account balances, excluding the matching contribution amounts received, among investment fund choices offered by the Plan (other than the Caleres, Inc. Stock Fund) daily. Participants who have completed at least three years of service may transfer their matching contribution amounts received out of and subsequently back into the Caleres, Inc. Stock Fund and into any other investment fund choices offered by the Plan daily. Participant transfers between participant-directed investments and non-participant-directed investments totaled $1,845,808 and $3,742,073 in 2015 and 2014, respectively.
Payment of Benefits
Hardship
Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship, as defined by the Plan, that cannot otherwise be relieved. The minimum hardship withdrawal a participant may receive is $1,000.
Age 59 1/2 Withdrawals
Participants who have attained the age of at least 59 1/2 may elect to withdraw the vested amounts from their participant and matching contribution accounts.
Termination of Service
Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her accounts as a lump-sum distribution. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2015 and 2014

Retirement
The participant must begin to receive their benefits from the Plan no later than the April 1 following the calendar year in which they reach age 70 1/2 or the date they terminate employment, whichever occurs later. If the participant is a five percent or greater shareholder of the Company, they must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 1/2.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
Plan Expenses
All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings, and the trustee fees which are paid by the Plan.
2.  Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Reclassifications

Certain prior period amounts on the financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.
Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2015 and 2014

Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability. The Plan distributed the 2015 excess contributions to the applicable participants prior to March 15, 2016.
Subsequent Events

The Plan Administrator evaluated subsequent events for the Plan through June 14, 2016, the date the financial statements were available to be issued.
Impact of New Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan accounting.  Part II of the ASU requires that all investments be disaggregated based only on general type, eliminating the need to disaggregate the investments.  In addition, it eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and net appreciation or depreciation of investments by general type. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan adopted Part II on a retrospective basis during 2015. Parts I and III are not applicable to the Plan.
3.  Fair Value Measurements
Fair value measurement disclosure requirements specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s assumptions of market participant valuation (“unobservable inputs”). In accordance with these requirements, the hierarchy is categorized into three levels based on the reliability of the inputs as follows:

Level 1 -	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 -
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 -	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
In determining fair value, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2015 and 2014

The following is a description of the valuation methodologies used for assets measured at fair value. There are currently no redemption restrictions on these investments.
Money Market Fund
The Vanguard Prime Money Market Fund seeks to provide current income and liquidity with preservation of capital by investing in high-quality money market securities. The goal of this fund is to seek a competitive return on the liquid portion of an investment portfolio. The Vanguard Prime Money Market Fund is classified within Level 1 of the fair value hierarchy because the fair value is based on unadjusted quoted market prices in an active market with sufficient volume and frequency.
Mutual Funds
Mutual funds include equity funds, fixed income funds and target funds. Equity funds have a goal of capital appreciation and consist of American Funds EuroPacific Growth Fund Class R4, American Funds Growth Fund of America Class R4, DFA Emerging Markets Value Fund Class I, Dodge & Cox Stock Fund, Principal Diversified Real Asset Fund Institutional Class, Oakmark Equity & Income Fund, Vanguard Institutional Index Fund, Vanguard Extended Market Index Fund, Vanguard FTSE All-World ex-US Index Fund and William Blair Small Cap Growth Fund Class I. Fixed income funds seek a stable rate of current income and consist of Dodge & Cox Income Fund, Vanguard Total Bond Market Index Fund and Vanguard Target Retirement Income. Target funds seek to provide growth of capital and current income and consist of Vanguard Target Retirement 2015 - 2060. The Plan’s mutual funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency.
Caleres, Inc. Stock Fund
The Caleres, Inc. Stock Fund is a unitized fund that invests in the Company’s common stock, which is classified within Level 1 of the fair value hierarchy because the fair value is based on the closing price on the New York Stock Exchange on the last business day of the year. A portion of the fund may also be invested in the Vanguard Prime Money Market Fund to accommodate daily transactions, which is classified within Level 1. As of December 31, 2015 and 2014, the fair value of the Caleres, Inc. Stock Fund includes $2,541,314 and $3,137,911, respectively, of assets invested in the Vanguard Prime Money Market Fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The fair values of the Plan's investments by asset class are as follows:

		Fair Value Measurements
December 31, 2015	Total	Level 1	Level 2	Level 3
Investments:
Money market fund	$13,744,027	$13,744,027	$—	$—
Mutual funds	116,830,399	116,830,399	—	—
Caleres, Inc. Stock Fund	53,447,995	53,447,995	—	—
Total investments	$184,022,421	$184,022,421	$—	$—

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2015 and 2014

		Fair Value Measurements
December 31, 2014	Total	Level 1	Level 2	Level 3
Investments:
Money market fund	$14,204,749	$14,204,749	$—	$—
Mutual funds	117,909,886	117,909,886	—	—
Caleres, Inc. Stock Fund	65,694,397	65,694,397	—	—
Total investments	$197,809,032	$197,809,032	$—	$—

For the years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1, 2, or 3.

4.  Federal Income Taxes
The Plan has received a determination letter from the IRS dated March 1, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes the Plan, as amended, is qualified, and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.
5.  Related Party Transactions
The Plan investments are investment funds managed by Wells Fargo, the trustee of the Plan. The Plan also invests in the Caleres, Inc. Stock Fund. These transactions qualify as party-in-interest transactions. During the years ended December 31, 2015 and 2014, the Plan received $537,165 and $586,838, respectively, in investment income from the Company.

Caleres, Inc. 401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 43-0197190 Plan Number: 006
December 31, 2015

Description	No. of Shares/Units	Cost**	Current Value
American Funds EuroPacific Growth Fund Class R4	254,524		$11,328,856
American Funds Growth Fund of America Class R4	377,596		15,470,115
Caleres, Inc. Stock Fund*	694,528	$34,469,194	53,447,995
DFA Emerging Markets Value Fund Class I	55,772		1,137,743
Dodge & Cox Income Fund	892,818		11,865,555
Dodge & Cox Stock Fund	147,438		23,998,432
Principal Diversified Real Asset Fund Institutional Class	217		2,271
Vanguard Extended Market Index Fund	2,089		132,846
Vanguard FTSE All-World ex-US Index Fund	2,405		64,948
Vanguard Institutional Index Fund	117,620		21,950,233
Vanguard Prime Money Market Fund	13,744,027		13,744,027
Vanguard Target Retirement Income	27,088		337,249
Vanguard Target Retirement 2015	129,531		1,843,251
Vanguard Target Retirement 2020	121,945		3,310,809
Vanguard Target Retirement 2025	284,946		4,450,851
Vanguard Target Retirement 2030	106,845		2,961,741
Vanguard Target Retirement 2035	140,533		2,366,568
Vanguard Target Retirement 2040	72,937		2,075,056
Vanguard Target Retirement 2045	96,234		1,711,043
Vanguard Target Retirement 2050	50,537		1,439,810
Vanguard Target Retirement 2055	34,421		1,061,208
Vanguard Target Retirement 2060	1,180		32,097
Vanguard Total Bond Market Index Fund	18,111		192,697
William Blair Small Cap Growth Fund Class I	376,377		9,097,020
Total investments (held at end of year)			184,022,421

***Notes receivable from participants	Interest Rate: 4.25% - 6.75%
	with maturities through 2030		3,376,349

			$187,398,770

* Exempt party-in-interest to the plan
**Cost basis is not required for participant-directed investments.
***Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Caleres, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CALERES, INC. 401(k) SAVINGS PLAN

Date: June 14, 2016	/s/ Kenneth H. Hannah
Kenneth H. Hannah
Senior Vice President and
Chief Financial Officer of
Caleres, Inc. and
Member of the Administration Committee
Under the Caleres, Inc.
401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - UHY LLP
23.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP